THE FOLLOWING PROXY CARD RELATES TO THE PASSING OF RESOLUTION BY WAY OF POSTAL BALLOT BY THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Infosys Limited

Passing of Resolutions by Way of Postal Ballot

Issues presented for consideration by way of postal ballot

	Voting Results		
Ordinary Resolutions 1. Ordinary resolution for increase in authorized share capital.	Affirmative	Negative	Abstain
Special Resolutions 2. Special resolution for alteration of Capital Clause of Memorandum of Association.	Affirmative	Negative	Abstain
3. Special resolution for approval for the issue of Bonus Shares.	Affirmative	Negative	Abstain
4. Special resolution to Transfer Business of Finacle to Edgeverve Systems Limited.	Affirmative	Negative	Abstain
5. Special resolution to Transfer Business of Edge Services to Edgeverve Systems Limited.	Affirmative	Negative	Abstain

Signature_______________________________________